U.S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


                           FORM NT-10K

     NOTIFICATION OF LATE FILING             SEC FILE NUMBER
                                        00-17303



[X]  Form 10-K and Form 10-KSB     [ ]  Form 20-F   [ ]  Form 11-K
     [ ]  Form 10-Q and Form 10-QSB   [ ] Form N-SAR

     For Period Ended:_____________________________________________________

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR


     For the Transition Period Ended:________________________________________


Part I - Registrant Information

     Full Name of Registrant
              Vector Aeromotive Corporation

     Address of Principal Executive Office (Street and Number)
              975 Martin Avenue



     City, State and Zip Code
              Green Cove Springs, Florida 32043




Part II - Rules 12b-25(b) and (c)

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant continued significant losses and the cash of Registrant was completely expended. Until very recently, Registrant has had no cash to hire employees or accountants to process its books. Registrant has only limited funds currently available. Registrant has commenced audit procedures.





Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

       Timothy J. Enright                      (904) 529-0092
          (Name)                        (Area Code)  (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                    [ ]  Yes      [X]  No

     Form 10-Q/12-31-96, Form 10-Q/3-31-97, Form 10-Q/6-31-97


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X]  Yes      [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant continued significant losses and the cash of Registrant was completely expended. Until very recently, Registrant has had no cash to hire employees or accountants to process its books. Registrant has only limited funds currently available. Registrant has commenced audit procedures.

                                           Vector Aeromotive Corporation



           (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date       22 September 1997                 By     /s/ T. J. Enright


                              T. J. Enright
                              Chief Operating Officer and Secretary


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